


EASTMAIN

NEWS RELEASE

Exploration Update

Trading Symbol: ER – The Toronto Stock Exchange March 3, 2004

Eastmain Resources Inc. (ER:TSX) is pleased to announce that Québec mining fund SIDEX, société en commandite exercised 454,546 warrants at $0.75 per share for net proceeds to the Corporation of $340,909.50. These funds will be applied to future exploration programs planned for the Clearwater gold project. Eastmain's President Don Robinson states "SIDEX is pleased with our efforts in Québec. Continued financial support by SIDEX demonstrates their confidence in Clearwater and in Eastmain."

The 2003 Clearwater gold resource estimate has been submitted to our partner SOQUEM. Eastmain and SOQUEM have arranged a joint venture meeting to be held March 8, 2004 for the purposes of reviewing the resource estimate and planning future work programs.

Reserve Creek, Ontario

Eastmain and Slam Exploration Ltd. are completing a 240-kilometre line-cutting program across a nine-kilometre-long claim block on the Reserve Creek property, Ontario. Induced polarization (IP) and magnetic surveys will follow completion of the grid. The objective of these surveys is to define lateral and vertical extensions of three known gold-bearing zones and outline new gold targets on the property. Follow-up fieldwork will include prospecting, geology, geochemical sampling and drilling of priority targets.

Noranda Megatem Exploration Project, Ontario

The Company's exploration program with Noranda Inc. is well underway. Twenty-eight new properties covering 9,840 hectares have been acquired based on government assessment files and Noranda exploration data. A comprehensive compilation of previously flown airborne geophysical surveys, geology, diamond drilling and known gold and base metal occurrences has been assembled. 12,000 line-kilometres of Megatem surveys are planned to target gold, VMS Cu-Zn-Ag and Ni-Cu PGE deposits in Ontario. The airborne survey is expected to begin late April or early May depending on availability of the Fugro aircraft.

PDAC Investors Exchange, Toronto

Investors are invited to meet with Eastmain's management at Booth 2729 during the PDAC Investors Exchange Forum to be held March 7 to 10, 2004 at the Metro Convention Centre, Toronto. Admission to the Investors Exchange Forum is free. For details visit www.pdac.ca. Eastmain will also be exhibiting in the upcoming Cambridge House Resource Investment Conference to be held in Calgary on April 24th and 25th. Watch for details on the web.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.